AMENDED DISTRIBUTION AND SHAREHOLDER SERVICING PLAN
                             PURSUANT TO RULE 12B-1
                                WWW INTERNET FUND

           WHEREAS, The WWW Funds (the "Trust") engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act"); and

           WHEREAS, the Shares of the Trust, as defined in the Trust's Amended and Restated Declaration of Trust, are issued in series; and

           WHEREAS, one series of Shares has been designated the WWW Internet Fund; and

           WHEREAS, the Trust adopted a plan pursuant to Rule 12b-1 under the Act (the "Original Plan") with respect to the WWW Internet Fund; and

           WHEREAS, on December 7, 2002, the Board of Trustees of the Trust (the "Board") approved a multi-class plan (the "Rule 18f-3 Plan") pursuant to which the WWW Internet Fund will issue Shares in the following four classes: Class A Shares, Class B Shares, Class C Shares and Class Y Shares; and

           WHEREAS, the Board has determined to redesignate, as Class Y Shares of the WWW Internet Fund, the Shares of the WWW Internet Fund that are outstanding when the Rule 18f-3 Plan is implemented (the "Single Class Shares"); and

           WHEREAS, the Trust desires to adopt this Amended Distribution and Shareholder Servicing Plan (the "Amended Plan") pursuant to Rule 12b-1 under the Act with respect to the WWW Internet Fund, and the Board has determined that there is a reasonable likelihood that adoption of this Amended Plan will benefit the WWW Internet Fund and its shareholders; and

           WHEREAS, the Board has also determined that this Amended Plan does not increase materially the amount to be spent for distribution with respect to the Single Class Shares and that amendments to the Original Plan that are contained in this Amended Plan are not material amendments;

           NOW, THEREFORE, the Trust hereby adopts this Amended Plan in accordance with Rule 12b-1 under the Act, to reflect the adoption of the Rules 18f-3 Plan, on the following terms and conditions:

           1. (a) The Trust shall pay a shareholder servicing and distribution fee at the annual rate specified below:

               o 0.50% of the average daily net asset value of the Class A Shares of the WWW Internet Fund



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               o    1.00% of the average daily net asset value of the Class B
                    Shares of the WWW Internet Fund

               o 1.00% of the average daily net asset value of the Class C Shares of the WWW Internet Fund

               o 0.50% of the average daily net asset value of the Class Y Shares of the WWW Internet Fund


           (b) Such fee will be used in its entirety to make payments for administration, shareholder services, and marketing and distribution assistance, including, but not limited to (i) compensation to the Trust's investment adviser (the "Manager"), the Trust's distributor (the "Distributor"), securities dealers and other organizations (each a "Service Organization" and collectively, the "Service Organizations"), for providing distribution assistance with respect to assets invested in the WWW Internet Fund, (ii) compensation to Service Organizations for providing administration, accounting and other shareholder services with respect to shareholders of the WWW Internet Fund, and (iii) otherwise promoting the sale of Shares of the WWW Internet Fund, including paying for the preparation of advertising and sales literature and the printing and distribution of such promotional materials to prospective investors. The Manager or the Distributor shall determine the amounts to be paid to third parties and the basis on which such payments will be made. Payments to a third party are subject to compliance by the third party with the terms of any related Plan agreement between the third party and the Manager or the Distributor.

           (c) For the purposes of determining the fees payable under this Amended Plan, the average daily net asset value of a class of Shares of the WWW Internet Fund shall be computed in the manner specified in the Trust's charter documents as then in effect for the computation of the average daily net asset value of the class of Shares of the WWW Internet Fund.

           (d) Only payments for administration, shareholder services, and marketing and distribution assistance properly attributable to the sale of a class of Shares of the WWW Internet Fund may be allocated to such class of Shares. Payments for administration, shareholder services, and marketing and distribution assistance attributable to the sale of more than one class of Shares of the WWW Internet Fund will be allocated at least annually to each class of Shares based upon the ratio in which the sales of each class of Shares bears to the sales of all Shares of the WWW Internet Fund. For this purpose, Shares issued upon reinvestment of dividends or distributions will not be considered sales.

           2. This Amended Plan shall not take effect until it, together with any Plan-related agreement, has been approved by vote of a majority of both (a) the Board and (b) those Trustees who are not "interested persons" of the Trust (as defined by the Act) and who have no direct or indirect financial interest in the operation of this Amended Plan or any agreements related to it (the "Rule 12b-1 Trustees") cast in person at a meeting (or meetings) called for the purpose of voting on this Amended Plan and such related agreements.



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           3. This Amended Plan shall remain in effect until December 6, 2003 and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Amended Plan in paragraph 2.

           4. The Manager and the Distributor shall provide to the Trust's Board and the Board shall review, at least quarterly, a written report of amounts paid hereunder and the purposes for which they were incurred.

           5. This Amended Plan may be terminated as to any class of Shares of the WWW Internet Fund at any time by vote of a majority of the Rule 12b-1 Trustees or by a vote of a majority of the outstanding Shares of the applicable class.

           6. This Amended Plan may not be amended to increase materially the amount of compensation payable by a class of Shares of the WWW Internet Fund pursuant to paragraph 1 hereof unless such amendment is approved by a vote of the majority (as defined in the Act) of the outstanding Shares of the applicable class. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 2 hereof.

           7. While this Amended Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.

           8. The Trust shall preserve copies of this Amended Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of this Amended Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.







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